

PRESS RELEASE ***EXHIBIT 99.2***
FOR IMMEDIATE PUBLICATION

TIW ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS TO APPROVE A PLAN OF ARRANGEMENT

Montréal, Canada, April 19, 2005 –Telesystem International Wireless Inc. ("TIW" or the "Company") announces that it has obtained an interim court order authorizing it to hold a Special Meeting of shareholders on May 19, 2005 to approve a Plan of Arrangement. The record date for the Special Meeting has been set at April 18, 2005.

As announced on March 15, 2005, the Company is seeking approval for a Plan of Arrangement for the sale of its indirect interest in ClearWave N.V. to Vodafone International Holdings B.V. for approximately US$3.5 billion (subject to adjustments) and the assumption of net debt of approximately US$950 million (as at December 31, 2004). After execution of the sale, the Company will proceed with a court-supervised plan for the distribution of the net proceeds from the sale along with other net cash held to TIW' shareholders.

Pursuant to the Interim Order, the Arrangement must be approved by at least two-thirds of the votes cast by the shareholders, present or voting by proxy, at the Special Meeting. Each shareholder will be entitled to one vote per Common Share held for the purpose of voting upon the Arrangement.

The formal notice of special meeting and the information circular of TIW contain a detailed description of the proposed Arrangement and outline the actions to be taken at the special meeting of shareholders. These materials will be available shortly by accessing TIW's web site at www.tiw.ca, SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with over 6.7 million subscribers as at December 31, 2004. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

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FOR INFORMATION REGARDING THE SUBJECT MATTER OF THE CIRCULAR:	FOR INFORMATION ON HOW TO VOTE:
JACQUES LACROIX Telesystem International Wireless Inc. ☎ (514) 673-8466 jlacroix@tiw.ca	TRANSFER AGENT COMPUTERSHARE TRUST COMPANY OF CANADA ☎ 1-800-564-6253

Our web site address is: www.tiw.ca